Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at September 30, 2021 and December 31, 2020 and
for the three and nine months ended September 30, 2021 and 2020

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Sep. 30, 2021	Dec. 31, 2020
Assets
Non-current assets
Investment properties	4	$71,898	$72,610
Equity accounted investments	5	20,272	19,719
Property, plant and equipment	6	6,744	5,235
Goodwill	7	1,049	1,080
Intangible assets	8	963	982
Other non-current assets	9	3,562	3,177
Loans and notes receivable		180	139
Total non-current assets		104,668	102,942
Current assets
Loans and notes receivable		87	77
Accounts receivable and other	10	1,848	1,871
Cash and cash equivalents		2,138	2,473
Total current assets		4,073	4,421
Assets held for sale	11	1,407	588
Total assets		$110,148	$107,951

Liabilities and equity
Non-current liabilities
Debt obligations	12	$45,183	$41,263
Capital securities	13	2,600	2,384
Other non-current liabilities	15	1,691	1,703
Deferred tax liabilities		2,992	2,858
Total non-current liabilities		52,466	48,208
Current liabilities
Debt obligations	12	10,127	13,074
Capital securities	13	657	649
Accounts payable and other liabilities	16	3,917	4,101
Total current liabilities		14,701	17,824
Liabilities associated with assets held for sale	11	282	396
Total liabilities		67,449	66,428
Equity
Limited partners	17	8,542	11,709
General partner	17	4	4
Preferred equity	17	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	17, 18	14,668	12,249
Limited partnership units of Brookfield Office Properties Exchange LP	17, 18	—	73
FV LTIP units of the Operating Partnership	17, 18	53	52
Class A shares of Brookfield Property REIT Inc. (“BPYU”)	17, 18	—	1,050
Interests of others in operating subsidiaries and properties	18	18,733	15,687
Total equity		42,699	41,523
Total liabilities and equity		$110,148	$107,951
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	Note	2021	2020	2021	2020
Commercial property revenue	19	$1,272	$1,370	$3,841	$4,075
Hospitality revenue	20	417	175	672	591
Investment and other revenue	21	132	91	418	307
Total revenue		1,821	1,636	4,931	4,973
Direct commercial property expense	22	467	543	1,427	1,468
Direct hospitality expense	23	219	134	412	530
Investment and other expense		31	5	62	18
Interest expense		616	642	1,938	1,950
Depreciation and amortization	24	87	83	223	253
General and administrative expense	25	235	205	691	596
Total expenses		1,655	1,612	4,753	4,815
Fair value gains (losses), net	26	50	(156)	1,188	(1,269)
Share of net earnings (losses) from equity accounted investments	5	284	76	743	(717)
Income (loss) before income taxes		500	(56)	2,109	(1,828)
Income tax expense	14	100	79	292	192
Net income (loss)		$400	$(135)	$1,817	$(2,020)

Net income (loss) attributable to:
Limited partners		$30	$(107)	$304	$(919)
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		40	(109)	324	(923)
Limited partnership units of Brookfield Office Properties Exchange LP		—	(1)	2	(6)
FV LTIP units of the Operating Partnership		—	—	1	(3)
Class A shares of Brookfield Property REIT Inc.		1	(12)	25	(117)
Interests of others in operating subsidiaries and properties		329	94	1,161	(52)
Total		$400	$(135)	$1,817	$(2,020)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	Note	2021	2020	2021	2020
Net income (loss)		$400	$(135)	$1,817	$(2,020)
Other comprehensive income (loss)	28
Items that may be reclassified to net income:
Foreign currency translation		(302)	353	(277)	100
Cash flow hedges		(36)	68	59	(9)
Equity accounted investments		9	8	36	(70)
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income ("FVTOCI")		6	6	4	31
Share of revaluation deficit on equity accounted investments		—	(14)	(1)	(231)
Remeasurement of defined benefit obligations		—	—	—	(1)
Revaluation deficit		(6)	(13)	(105)	(268)
Total other comprehensive (loss) income		(329)	408	(284)	(448)
Total comprehensive income (loss)		$71	$273	$1,533	$(2,468)

Comprehensive income (loss) attributable to:
Limited partners
Net income (loss)		$30	$(107)	$304	$(919)
Other comprehensive income (loss)		(111)	153	(42)	(75)
		(81)	46	262	(994)
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income (loss)		40	(109)	324	(923)
Other comprehensive income (loss)		(142)	154	(71)	(74)
		(102)	45	253	(997)
Limited partnership units of Brookfield Office Properties Exchange LP
Net income (loss)		—	(1)	2	(6)
Other comprehensive income (loss)		—	1	—	—
		—	—	2	(6)
FV LTIP units of the Operating Partnership
Net income (loss)		—	—	1	(3)
Other comprehensive income (loss)		—	1	—	—
		—	1	1	(3)
Class A shares of Brookfield Property REIT Inc.
Net income (loss)		1	(12)	25	(117)
Other comprehensive income (loss)		(5)	21	1	(9)
		(4)	9	26	(126)
Interests of others in operating subsidiaries and properties
Net income (loss)		329	94	1,161	(52)
Other comprehensive income (loss)		(71)	78	(172)	(290)
		258	172	989	(342)
Total comprehensive income (loss)		$71	$273	$1,533	$(2,468)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Property REIT Inc.	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2020	$8,562	$486	$3,010	$(349)	$11,709	$4	$2	$(1)	$(1)	$4	$699	$12,249	$73	$52	$1,050	$15,687	$41,523
Net income	—	304	—		304	—	—	—	—	—	—	324	2	1	25	1,161	1,817
Other comprehensive income (loss)	—	—	—	(42)	(42)	—	—	—	—	—	—	(71)	—	—	1	(172)	(284)
Total comprehensive income	—	304	—	(42)	262	—	—	—	—	—	—	253	2	1	26	989	1,533
Distributions	—	(259)	—	—	(259)	—	—	—	—	—	—	(334)	(1)	(1)	(13)	(2,611)	(3,219)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—	—	—	(17)	—	—	(1)	—	(34)
Issuance / repurchase of interests in operating subsidiaries	2	14	—	—	16	—	—	—	—	—	—	1,019	—	—	24	2,328	3,387
Privatization of the Partnership	(2,872)	(199)	(483)	100	(3,454)	—	—	—	—	—	—	1,502	(71)	3	(811)	2,340	(491)
Exchange of exchangeable units	2	—	1	(1)	2	—	—	—	—	—	—	1	(3)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	167	—	74	—	241	—	—		—	—	—	—	—	—	(241)	—	—
Change in relative interests of non-controlling interests	—	—	21	20	41	—	—	—	—	—	—	(5)	—	(2)	(34)	—	—
Balance as at Sep. 30, 2021	$5,861	$330	$2,623	$(272)	$8,542	$4	$2	$(1)	$(1)	$4	$699	$14,668	$—	$53	$—	$18,733	$42,699

Balance as at Dec. 31, 2019	$9,257	$2,539	$1,960	$(482)	$13,274	$4	$2	$(1)	$(1)	$4	$420	$13,200	$87	$35	$1,930	$15,985	$44,935
Net (loss) income	—	(919)	—	—	(919)	—	—	—	—	—	—	(923)	(6)	(3)	(117)	(52)	(2,020)
Other comprehensive (loss)	—	—	—	(75)	(75)	—	—	—	—	—	—	(74)	—	—	(9)	(290)	(448)
Total comprehensive (loss)	—	(919)	—	(75)	(994)	—	—	—	—	—	—	(997)	(6)	(3)	(126)	(342)	(2,468)
Distributions	—	(437)	—	—	(437)	—	—	—	—	—	—	(435)	(3)	(2)	(55)	(529)	(1,461)
Preferred distributions	—	(14)	—	—	(14)	—	—	—	—	—	—	(15)	—	—	(2)	—	(31)
Issuance / repurchase of interest in operating subsidiaries	(741)	(215)	772	(56)	(240)	—	—	—	—	—	279	221	—	4	(136)	337	465
Exchange of exchangeable units	1	—	1	—	2	—	—	—	—	—	—	1	(3)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	160	—	177	—	337	—	—	—	—	—	—	—	—	—	(338)	—	(1)
Change in relative interest of non-controlling interests	—	—	(193)	(28)	(221)	—	—	—	—	—	—	351	(1)	17	(146)	—	—
Balance as at Sep. 30, 2020	$8,677	$954	$2,717	$(641)	$11,707	$4	$2	$(1)	$(1)	$4	$699	$12,326	$74	$51	$1,127	$15,451	$41,439
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Nine Months Ended Sep. 30,
(US$ Millions)	Note	2021	2020
Operating activities
Net income (loss)		$1,817	$(2,020)
Share of equity accounted (earnings) losses, net of distributions		(604)	1,147
Fair value (gains) losses, net	26	(1,188)	1,269
Deferred income tax expense	14	188	159
Depreciation and amortization	24	223	253
Working capital and other		88	132
		524	940
Financing activities
Debt obligations, issuance		13,299	9,308
Debt obligations, repayments		(12,932)	(7,524)
Capital securities issued		482	—
Capital securities redeemed		(248)	(13)
Preferred equity issued		—	279
Non-controlling interests, issued		4,921	317
Non-controlling interests, purchased		(263)	(30)
Repayment of lease liabilities		(17)	(16)
Issuances to limited partnership unitholders		—	430
Issuances to redeemable/exchangeable and special limited partnership unitholders		1,252	225
Exchange LP Units, repurchased		(18)	—
Limited partnership units, repurchased		(2,660)	(662)
Class A shares of Brookfield Property REIT Inc., repurchased		(370)	(136)
Distributions to non-controlling interests in operating subsidiaries		(2,548)	(529)
Preferred distributions		(34)	(31)
Distributions to limited partnership unitholders		(259)	(437)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(334)	(435)
Distributions to holders of Brookfield Office Properties Exchange LP units		(1)	(3)
Distributions to holders of FV LTIP units of the Operating Partnership		(1)	(2)
Distributions to holders of Class A shares of Brookfield Property REIT Inc.		(13)	(55)
		256	686
Investing activities
Acquisitions
Investment properties		(1,712)	(1,710)
Property, plant and equipment		(97)	(116)
Equity accounted investments		(645)	(374)
Financial assets and other		(934)	(783)
Cash acquired in business combinations		35	—
Dispositions
Investment properties		1,208	678
Property, plant and equipment		—	30
Equity accounted investments		521	75
Financial assets and other		739	1,023
Cash impact of deconsolidation and reclassification to assets held for sale		—	(37)
Restricted cash and deposits		(210)	(29)
		(1,095)	(1,243)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(315)	383
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(20)	(18)
Balance, beginning of period		2,473	1,438
Balance, end of period		$2,138	$1,803

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$128	$79
Interest (excluding dividends on capital securities)		$1,700	$1,792
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management,” “BAM,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investments are a 37% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “operating partnership”) and an interest in BP US REIT LLC, which hold the partnership’s interest in commercial and other income producing property operations. The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) were delisted from the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) on July 26, 2021. See Note 3, Privatization of the Partnership for further information.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and nine months ended September 30, 2021 were approved and authorized for issue by the Board of Directors of the partnership on November 2, 2021.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2020, except for accounting standards adopted as identified in Note 2(c) below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2020.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Adoption of Accounting Standards:

i) Covid-19-Related Rent Concessions beyond June 30 2021, Amendment to IFRS 16 – Leases (“IFRS 16 Amendment”)
The partnership adopted the IFRS 16 Amendment as of January 1, 2021 in advance of its April 1, 2021 mandatory effective date. The IFRS 16 Amendment provides the partnership as lessee only with an extension to the scope of the exemption from assessing whether rent concessions related to COVID-19 meeting certain conditions are lease modifications. Such qualifying rent concessions are accounted for as if they are not lease modifications, generally resulting in the effects of rent abatements being recognized as variable lease payments. The partnership has applied the practical expedient to all such qualifying rent concessions. The adoption of the IFRS 16 Amendment did not have a material impact on the results of the partnership.

ii) Interest Rate Benchmark Reform-Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 (“IBOR Phase 2 Amendments”)
The partnership adopted the IBOR Phase 2 Amendments as of January 1, 2021, its mandatory effective date. The IBOR Phase 2 Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The IBOR Phase 2 Amendments primarily relate to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate, and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships. The partnership is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

d)Critical judgements and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2021.

Prior to the end of the first quarter of 2020, the global outbreak of a new strain of coronavirus, COVID-19, prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties (“global economic shutdown” or “the shutdown”). Such responses included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions had a significant adverse impact on consumer spending and demand in the near term. As vaccination campaigns against COVID-19 ramp up, the macroeconomic outlook has improved in certain geographies with the return of more favorable economic conditions, including the removal of occupancy restrictions and government-mandated closures. However, uncertainty remains in the near-term surrounding risks of new economic restrictions and general uncertainty surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe. These circumstances have created estimation uncertainty in the determination of the fair value of investment properties as of September 30, 2021. For the current period, we undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and capital spreads. In addition, we reviewed and adjusted our cash flow models with a view of risk and long-term value.

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s property, plant and equipment and intangible assets for potential impairment as a result of COVID-19. Consideration is given to a combination of factors, including but not limited to forecasts of revenues and expenses, valuations of assets, and projections of market trends and economic environments.

NOTE 3. PRIVATIZATION OF THE PARTNERSHIP
During the first quarter of 2021, Brookfield Asset Management announced a proposal to acquire all LP Units and Limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”) Units that it did not previously own (“Privatization”) for $18.17 cash per unit, BAM class A limited voting shares (“BAM shares”), or BPY preferred units with a liquidation preference of $25.00 per unit (“New LP Preferred Units”, see Note 13, Capital Securities for further information ), subject to pro-ration. On July 16, 2021, the Privatization was approved by the unitholders. On July 26, 2021, BAM completed the Privatization and the acquisition of all Brookfield Property REIT Inc. (“BPYU”) Class A stock, par value $.01 per share (“BPYU Units”) that it did not previously own. The LP Units were delisted from the TSX and Nasdaq at market close on July 26, 2021. The BPYU Units were delisted from Nasdaq at market close on the same date. The New LP Preferred Units issued in the privatization began trading on the TSX under the symbol BPYP.PR.A and Nasdaq under the symbol BPYPM on July 27, 2021.

Based on unitholder elections, together with the amounts to be delivered to holders of BPYU Units, an aggregate of 51,971,192 units elected for cash, 271,358,615 units elected for BAM shares and 17,970,971 units elected for New LP Preferred Units. As holders elected to receive more BAM shares than were available under the transaction, unitholders that elected to receive BAM shares received 54.5316% of the aggregate BAM shares they elected to receive and the balance was delivered 93.05% in cash and 6.95% in New LP Preferred Units. Unitholders who made an election to receive 100% of their consideration in cash received $18.17 in cash and Unitholders who made an election to receive 100% of their consideration in New LP Preferred Units received 0.7268 New LP Preferred Units.

Cash consideration of approximately $3.0 billion was paid by the partnership, whilst BAM distributed 59,279,263 BAM Class A shares and 19,287,783 New LP Preferred Units to holders of LP Units, BPYU Units and Exchange LP Units. The cash consideration was funded to the partnership by BAM in exchange for approximately $2.5 billion non-voting common equity of a BPY subsidiary which is accounted for as non-controlling interests by BPY (“Canholdco Class B Common Shares”) with the remainder for New LP Preferred Units. The New LP Preferred Units were recognized at a fair value of approximately $474 million upon issuance and classified as a financial liability under the amortized cost basis on the balance sheet. See Note 13, Capital Securities for further information on New LP Preferred Units.

The impacts of the Privatization are disclosed separately in the Condensed Consolidated Statements of Changes in Equity. The Privatization was accounted for by the partnership as a redemption of LP Units, Exchange LP Units and BPYU Units for cash and redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units” or “REUs”). The difference between the carrying value of the redeemed LP Units, Exchange LP Units, and BPYU Units and the fair value of the consideration paid for was recognized in Ownership Changes and was attributed pro-rata to the remaining LP Units and the REUs. After the Privatization, all of the outstanding LP Units are owned by BAM. No Exchange LP Units or BPYU Units are held by public holders following the Privatization. In connection with the Privatization, approximately $250 million of preferred equity of BPYU was fully redeemed for cash. See Note 27, Unit-Based Compensation for information on the impact to unit-based compensation resulting from the Privatization.

Subsequent to the Privatization, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the nine months ended September 30, 2021 and the year ended December 31, 2020:

	Nine months ended Sep. 30, 2021			Year ended Dec. 31, 2020
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$70,294	$2,316	$72,610	$71,565	$3,946	$75,511
Changes resulting from:
Property acquisitions	467	60	527	647	108	755
Capital expenditures	588	594	1,182	1,140	857	1,997
Property dispositions(1)	(302)	(344)	(646)	(2,339)	(21)	(2,360)
Fair value gains (losses), net	741	163	904	(1,607)	219	(1,388)
Foreign currency translation	(561)	(44)	(605)	322	(44)	278
Transfer between commercial properties and commercial developments	150	(150)	—	2,709	(2,709)	—
Reclassifications to assets held for sale and other changes	(2,074)	—	(2,074)	(2,143)	(40)	(2,183)
Balance, end of period(2)	$69,303	$2,595	$71,898	$70,294	$2,316	$72,610
(1)Property dispositions represent the fair value on date of sale.
(2)Includes right-of-use commercial properties and commercial developments of $722 million and $24 million, respectively, as of September 30, 2021 (December 31, 2020 - $729 million and $10 million). Current lease liabilities of $36 million (December 31, 2020 - $35 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $715 million (December 31, 2020 - $712 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts of the shutdown which are discussed below, there are currently no other known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

2021 Conditions
Global Economic Shutdown
The COVID-19 pandemic has continued to cause disruption to business activities and supply chains as well as disrupted travel and adversely impacted local, regional, national and international economic conditions. As a result, future revenues and cash flows produced by these investment properties and our equity accounted investment properties continue to be more uncertain than normal. In response, the partnership has adjusted cash flow assumptions for its estimate of near-term disruption to cash flows to reflect collections, vacancy and assumptions with respect to new leasing activity. In addition, the partnership has continued to assess the appropriateness of the discount and terminal capitalization rates giving consideration to changes to property level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Sep. 30, 2021			Dec. 31, 2020
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Core Office	Discounted cash flow	6.5%	5.3%	11	6.5%	5.4%	11
Core Retail	Discounted cash flow	7.0%	5.4%	10	7.0%	5.3%	10
LP Investments(1)	Discounted cash flow	9.0%	6.6%	8	9.0%	6.7%	8
(1) The valuation method used to value multifamily, triple net lease, student housing, and manufactured housing properties is the direct capitalization method. At September 30, 2021, the overall implied capitalization rate used for properties using the direct capitalization method was 5.2% (December 31, 2020 - 5.3%).

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i), Summary of Significant Accounting Policies: Fair value measurement, in the consolidated financial statements as of December 31, 2020:

	Sep. 30, 2021				Dec. 31, 2020
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office	$—	$—	$24,192	$1,420	$—	$—	$24,604	$1,330
Core Retail	—	—	19,520	—	—	—	20,324	—
LP Investments	—	—	25,591	1,175	—	—	25,366	986
Total	$—	$—	$69,303	$2,595	$—	$—	$70,294	$2,316

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties as of September 30, 2021, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Sep. 30, 2021
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Core Office	$535	$803	$1,326
Core Retail	591	316	975
LP Investments(1)	782	431	1,204
Total	$1,908	$1,550	$3,505
(1) The valuation method used to value multifamily, triple net lease, student housing and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable. The impact of the sensitivity analysis on the discount rate includes properties valued using the DCF method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties, hotels, and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Sep. 30, 2021	Dec. 31, 2020	Sep. 30, 2021	Dec. 31, 2020
Joint Ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,512	$3,440
Manhattan West, New York	Property holding company	United States	56%	56%	2,364	2,122
Ala Moana Center, Hawaii	Property holding company	United States	50%	50%	1,936	1,862
BPYU JV Pool A	Property holding company	United States	50%	50%	1,785	1,723
BPYU JV Pool B	Property holding company	United States	51%	51%	1,106	1,121
Fashion Show, Las Vegas	Property holding company	United States	50%	50%	851	835
Grace Building, New York	Property holding company	United States	50%	50%	704	676
BPYU JV Pool C	Property holding company	United States	50%	50%	676	692
BPYU JV Pool D	Property holding company	United States	48%	48%	606	548
Southern Cross East, Melbourne	Property holding company	Australia	50%	50%	451	433
The Grand Canal Shoppes, Las Vegas	Property holding company	United States	50%	50%	451	416
One Liberty Plaza, New York	Property holding company	United States	51%	51%	418	382
680 George Street, Sydney	Property holding company	Australia	50%	50%	383	375
Brookfield Place Sydney(2)	Property holding company	Australia	25%	—%	372	—
The Mall in Columbia, Maryland	Property holding company	United States	50%	50%	309	298
Shops at La Cantera, Texas	Property holding company	United States	50%	50%	268	249
BPYU JV Pool G	Property holding company	United States	68%	68%	259	251
Potsdamer Platz, Berlin	Property holding company	Germany	25%	25%	257	255
Baybrook Mall, Texas	Property holding company	United States	51%	51%	332	251
Brookfield Brazil Retail Fundo de Investimento em Participaçõe (“Brazil Retail”)	Holding company	Brazil	46%	46%	245	251
Brookfield D.C. Office Partners LLC ("D.C. Venture"), Washington, D.C.	Property holding company	United States	51%	51%	237	257
Miami Design District, Florida	Property holding company	United States	22%	22%	236	238
BPYU JV Pool F	Property holding company	United States	51%	51%	221	253
Other(3)	Various	Various	15% - 55%	14% - 55%	2,199	2,510
					20,178	19,438
Associates
Various	Various	Various	13% - 31%	16% - 31%	94	281
					94	281
Total					$20,272	$19,719
(1) Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc in London.
(2)Refer to Note 31, Related Parties for further information on the Brookfield Place Sydney acquisition in the second quarter of 2021.
(3)Other joint ventures consists of approximately 36 joint ventures.

The following table presents the change in the balance of the partnership’s equity accounted investments as of September 30, 2021 and December 31, 2020:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Equity accounted investments, beginning of period	$19,719	$20,764
Additions	655	522
Disposals and return of capital distributions	(356)	(108)
Share of net earnings (losses) from equity accounted investments	743	(749)
Distributions received	(139)	(618)
Foreign currency translation	(160)	107
Reclassification (to) from assets held for sale(1)	(190)	121
Other comprehensive income and other	—	(320)
Equity accounted investments, end of period	$20,272	$19,719
(1)The partnership’s interest in the Diplomat Resort and Spa (“Diplomat”) in Florida was reclassified from assets held for sale in the second quarter of 2020.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Sep. 30, 2021			Dec. 31, 2020
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office	Discounted cash flow	5.8%	4.6%	11	6.0%	4.8%	11
Core Retail	Discounted cash flow	6.4%	4.9%	10	6.3%	4.9%	10
LP Investments(1)	Discounted cash flow	7.1%	5.7%	10	6.7%	5.7%	10
(1)The valuation method used to value multifamily investments is the direct capitalization method. The rates used as the discount rate relate to the overall implied capitalization rate. At September 30, 2021, the overall implied capitalization used for multifamily properties was 4.2% (December 31, 2020 - 4.3%)

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Non-current assets	$76,681	$77,818
Current assets	4,258	5,054
Total assets	80,939	82,872
Non-current liabilities	34,802	34,509
Current liabilities	3,272	5,886
Total liabilities	38,074	40,395
Net assets	42,865	42,477
Partnership’s share of net assets	$20,272	$19,719

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Revenue	$1,206	$998	$3,316	$3,272
Expenses	930	719	2,605	2,269
Income from equity accounted investments(1)	19	22	58	49
Income before fair value gains, net	295	301	769	1,052
Fair value gains (losses), net	324	(129)	754	(2,400)
Net income (loss)	619	172	1,523	(1,348)
Partnership’s share of net earnings (losses)	$284	$76	$743	$(717)
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, a portfolio of select-service hotels in the U.S., extended-stay hotels in the U.S. and a hotel at the International Financial Center (“IFC Seoul”).

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50+
Land improvements	15
Furniture, fixtures and equipment	3 to 10

On June 30, 2021, the partnership obtained control over a portfolio of select-service hotels (“Hospitality Investors Trust”) after converting its preferred equity interest and becoming the 100% common equity holder. The partnership’s investment in the subsidiary was accounted for as a financial asset prior to this date. This transaction was accounted for as a business combination.

The following table summarizes the amounts recognized on a provisional basis as of the acquisition date for each major class of assets acquired and liabilities assumed, in addition to the consideration paid in connection with this business combination:

(US$ Millions)	Hospitality Investors Trust
Cash and cash equivalents	$49
Accounts receivable and other	75
Equity accounted investments	10
Property, plant and equipment	1,720
Total assets	1,854
Less:
Debt obligations	(1,319)
Accounts payable and other	(63)
Net assets acquired	$472
Consideration(1)	$472
(1) Consideration includes $8 million of contingent consideration, with the balance related to the fair value of the partnership’s forfeited preferred equity interest.

In the period from the acquisition date to September 30, 2021, the partnership recorded $105 million revenue and $18 million net loss in connection with the business combination. If the transaction had occurred on January 1, 2021, the partnership’s total revenue and net loss from Hospitality Investors Trust would have been $252 million and $122 million, respectively, for the nine months ended September 30, 2021.

The following table presents the change to the components of the partnership’s hospitality assets for the nine months ended September 30, 2021 and for the year ended December 31, 2020:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Cost:
Balance at the beginning of period	$5,575	$7,246
Additions	1,822	164
Disposals	(40)	(75)
Foreign currency translation	(89)	142
Impact of deconsolidation due to loss of control and other(1)	(20)	(1,902)
	7,248	5,575
Accumulated fair value changes:
Balance at the beginning of period	488	1,343
Revaluation (losses) gains, net(2)(3)	—	(130)
Impact of deconsolidation due to loss of control and other(1)	—	(729)
Disposals	—	13
Provision for impairment(2)	—	(15)
Foreign currency translation	(5)	6
	483	488
Accumulated depreciation:
Balance at the beginning of period	(828)	(1,311)
Depreciation	(212)	(306)
Disposals	37	28
Foreign currency translation	14	(25)
Impact of deconsolidation due to loss of control and other(1)	2	786
	(987)	(828)
Total property, plant and equipment(4)	$6,744	$5,235
(1)The prior year includes the impact of deconsolidation of the Atlantis.
(2)The prior year impairment losses were recorded in revaluation losses, net in other comprehensive income and fair value (losses) gains, net in the income statement.
(3)The prior year revaluation (losses) gains, net includes $258 million of impairment losses offset by $128 million of revaluation gains.
(4)Includes right-of-use assets of $203 million (December 31, 2020 - $164 million).

NOTE 7. GOODWILL
Goodwill of $1,049 million at September 30, 2021 (December 31, 2020 - $1,080 million) is primarily attributable to Center Parcs UK of $812 million and IFC Seoul of $220 million (December 31, 2020 - $824 million and $240 million, respectively). The partnership performs a goodwill impairment test annually unless there are indicators of impairment identified during the year. In the third quarter of 2021, the partnership did not identify any impairment indicators.

NOTE 8. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $962 million as of September 30, 2021 (December 31, 2020 - $982 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Other	4 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense. In the third quarter of 2021, the partnership did not identify any impairment indicators.

The following table presents the components of the partnership’s intangible assets as of September 30, 2021 and December 31, 2020:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Cost	$1,006	$1,016
Accumulated amortization	(43)	(34)
Total intangible assets	$963	$982

The following table presents a roll forward of the partnership’s intangible assets for the nine months ended September 30, 2021 and the year ended December 31, 2020:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Balance, beginning of period	$982	$1,162
Acquisitions	5	6
Amortization	(11)	(12)
Impairment losses	—	(18)
Foreign currency translation	(13)	30
Impact of deconsolidation due to loss of control and other(1)	—	(186)
Balance, end of period	$963	$982
(1)The prior year includes the impact of the deconsolidation of Atlantis.

NOTE 9. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Securities - FVTPL	$2,005	$1,612
Derivative assets	147	72
Securities - FVTOCI	95	86
Restricted cash	352	241
Inventory(1)	770	877
Other	193	289
Total other non-current assets	$3,562	$3,177
(1)Includes right-of-use inventory assets of $34 million (December 31, 2020 - $33 million).

Securities - FVTPL
Securities - FVTPL includes the partnership’s investment in the Brookfield Strategic Real Estate Partners III (“BSREP III”) fund, with a carrying value of the financial asset at September 30, 2021 of $998 million (December 31, 2020 - $756 million). In the prior year, Securities - FVTPL included an investment in convertible preferred units of Hospitality Investors Trust. The preferred units earned a fixed cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership received distributions in additional convertible preferred units of Hospitality Investors Trust at 5.0% per annum compounding quarterly. The carrying value of these convertible preferred units at September 30, 2021 was nil (December 31, 2020 - $447 million). During the second quarter of 2021, the partnership gained control over the investment after converting the preferred units into common shares resulting in ownership of 100% of its common equity.

NOTE 10. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Derivative assets	$55	$164
Accounts receivable(1) - net of expected credit loss of $112 million (December 31, 2020 - $114 million)	477	753
Restricted cash and deposits	392	292
Prepaid expenses	307	330
Other current assets	617	332
Total accounts receivable and other	$1,848	$1,871
(1)See Note 31, Related Parties, for further discussion.

With respect to accounts receivable, the partnership recorded a $33 million (2020 - $93 million) loss allowance in commercial property operating expenses for the nine months ended September 30, 2021. As of September 30, 2021, office rent collections have returned to pre-pandemic levels and the partnership has collected 95% of third quarter retail rents. While working to preserve profitability and cash flow, the partnership is also working with its tenants regarding requests for lease concessions and other forms of assistance, predominantly within the Core Retail segment. As of September 30, 2021, in response to the COVID-19 pandemic, the partnership granted rent deferrals of 1% and rent abatements of 4% of 2021 retail rent. The rent abatements granted were considered lease modifications and will be recognized prospectively over the remaining lease terms from the period the rent was abated. While the partnership anticipates that it may grant further rent concessions, such as the deferral or abatement of lease payments, such rent concession requests are evaluated on a case-by-case basis. Where tenants are expected to be able to meet their lease obligations after concessions have been granted, the allowance for expected credit losses includes only the portion of the expected abatements that is deemed attributable to the current period, considering the weighted average remaining lease terms. Not all requests for rent relief will be granted as the partnership does not intend to forgo its legally enforceable contractual rights that exist under its lease agreements.

NOTE 11. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of September 30, 2021 and December 31, 2020:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Investment properties	$1,131	$481
Equity accounted investments	137	102
Property, plant and equipment	15	—
Accounts receivable and other assets	124	5
Assets held for sale	1,407	588
Debt obligations	100	380
Accounts payable and other liabilities	182	16
Liabilities associated with assets held for sale	$282	$396

The following table presents the change to the components of the assets held for sale for the nine months ended September 30, 2021 and the year ended December 31, 2020:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Balance, beginning of period	$588	$387
Reclassification to (from) assets held for sale, net	2,266	2,381
Disposals	(1,553)	(2,222)
Fair value adjustments	(1)	9
Foreign currency translation	(32)	20
Other	139	13
Balance, end of period	$1,407	$588

At December 31, 2020, assets held for sale included an office asset in Australia, a multifamily asset in the U.S., two malls in the U.S., a mall in Brazil and four triple net lease assets in the U.S.

In the first quarter of 2021, the partnership sold two malls in the U.S, a triple-net lease asset in the U.S., a plot of land in the U.S, and a multifamily asset in the U.S. for net proceeds of approximately $56 million.

In the second quarter of 2021, the partnership sold two multifamily assets in the U.S, a mall in Brazil, a triple-net-lease asset and an office asset in Australia for net proceeds of approximately $161 million.

In the third quarter of 2021, the partnership sold eight malls in the U.S., an office asset in the U.S., three triple-net lease assets in the U.S., and eight multifamily assets in the U.S. for net proceeds of approximately $448 million.

At September 30, 2021, assets held for sale included two triple-net lease assets in the U.S, three multifamily assets in the U.S., two office assets in Brazil, a mall in the U.S., a hotel in the U.S, and a portfolio of office assets in the U.S, as the partnership intends to sell controlling interest in these assets to third parties in the next 12 months.

NOTE 12. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Sep. 30, 2021		Dec. 31, 2020
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	1.98%	2,535	1.75%	1,357
Brookfield Property Partners’ corporate bonds	4.14%	1,897	4.14%	1,890
Brookfield Property REIT Inc. term debt	2.59%	1,947	2.90%	3,976
Brookfield Property REIT Inc. senior secured notes	5.20%	1,695	5.75%	945
Brookfield Property REIT Inc. corporate facility	3.08%	125	2.41%	1,015
Brookfield Property REIT Inc. junior subordinated notes	1.58%	206	1.66%	206
Subsidiary borrowings	2.46%	491	1.69%	196

Secured debt obligations:
Funds subscription credit facilities(1)	2.50%	195	2.51%	315
Fixed rate	4.23%	26,133	4.27%	28,446
Variable rate	2.88%	20,479	3.61%	16,629
Deferred financing costs		(293)		(258)
Total debt obligations		$55,410		$54,717

Current		10,127		13,074
Non-current		45,183		41,263
Debt associated with assets held for sale		100		380
Total debt obligations		$55,410		$54,717
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2021-2022; however, approximately 1.9% of its debt obligations represent non-recourse mortgages where the partnership has suspended contractual payment. The partnership is currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lenders.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Sep. 30, 2021			Dec. 31, 2020
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$38,541		$38,541	$37,413		$37,413
British Pounds	6,935		£5,146	6,809		£4,981
Canadian Dollars	4,368	C$	5,540	4,408	C$	5,613
South Korean Won	1,924	₩	2,280,000	2,093	₩	2,280,000
Australian Dollars	1,629	A$	2,254	1,473	A$	1,914
Indian Rupee	1,797	Rs	133,144	2,257	Rs	164,753
Brazilian Reais	166	R$	905	180	R$	936
Chinese Yuan	48	C¥	310	22	C¥	143
Euros	295		€255	320		€262
Deferred financing costs	(293)			(258)
Total debt obligations	$55,410			$54,717

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2020	Debt obligation issuance, net of repayments	Assumed from business combinations	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Sep. 30, 2021
Debt obligations	$54,717	367	1,319	31	(454)	(3)	(403)	(164)	$55,410

NOTE 13. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of September 30, 2021 and December 31, 2020:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2021	Dec. 31, 2020
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$595	$586
Series 2	24,000,000	6.50%	562	555
Series 3	24,000,000	6.75%	544	538
New LP Preferred Units	19,273,654	6.25%	474	—
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	842,534	5.25%	21	21
Series 2	556,746	5.75%	11	11
Series 3	788,992	5.00%	16	16
Series 4	585,394	5.20%	12	12
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	—	249
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	5,600,000	5.00%	142	142
BSREP II Vintage Estate Partners LLC ("Vintage Estate") Preferred Shares	10,000	5.00%	40	40
Capital Securities – Fund Subsidiaries			840	863
Total capital securities			$3,257	$3,033

Current			657	649
Non-current			2,600	2,384
Total capital securities			$3,257	$3,033
(1)BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned indirectly by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

Capital securities includes $474 million (December 31, 2020 - nil) of preferred equity interests issued in connection with the Privatization which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

Cumulative preferred dividends on the BOP Split Senior Preferred Shares are payable quarterly, as and when declared by BOP Split. On November 2, 2021, BOP Split declared quarterly dividends payable for the BOP Split Senior Preferred Shares.

As at December 31, 2020, capital securities $249 million of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The capital securities were redeemed in the second quarter of 2021.

Capital securities also includes $142 million at September 30, 2021 (December 31, 2020 - $142 million) of preferred equity interests held by a third party investor in Rouse which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at September 30, 2021 (December 31, 2020 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

Capital Securities – Fund Subsidiaries includes $788 million at September 30, 2021 (December 31, 2020 - $807 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities – Fund Subsidiaries also includes $52 million at September 30, 2021 (December 31, 2020 - $56 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Venture which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Venture for cash equivalent to the fair value of the interests.

At September 30, 2021, capital securities includes $39 million (December 31, 2020 - $38 million) repayable in Canadian Dollars of C$49 million (December 31, 2020 - C$49 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

				Non-cash changes in capital securities
(US$ Millions)	Dec. 31, 2020	Capital securities issued	Capital securities redeemed	Fair value changes	Other	Sep. 30, 2021
Capital securities	$3,033	$482	$(248)	$(13)	$3	$3,257

NOTE 14. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Current income tax	$60	$(2)	$104	$33
Deferred income tax	40	81	188	159
Income tax expense	$100	$79	$292	$192

The partnership’s income tax expense increased for the three and nine months ended September 30, 2021 as compared to the same period in the prior year primarily due to an increase in book income and an increase in tax rates due to legislative changes. These increases were partially offset by a restructuring and liquidation of certain subsidiaries and tax benefits from Brookfield Opportunity Zone fund investments.

NOTE 15. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Accounts payable and accrued liabilities	$517	$437
Lease liabilities(1)	885	875
Derivative liabilities	258	272
Provisions	16	105
Loans and notes payables	1	—
Deferred revenue	14	14
Total other non-current liabilities	$1,691	$1,703
(1)For the three and nine months ended September 30, 2021, interest expense relating to total lease liabilities (see Note 16, Accounts Payable And Other Liabilities for the current portion) was $14 million and $44 million (2020 - $15 million and $44 million), respectively.

NOTE 16. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Accounts payable and accrued liabilities	$2,061	$2,094
Loans and notes payable(1)	1,143	1,062
Derivative liabilities	130	416
Deferred revenue	523	441
Lease liabilities(2)	43	43
Other liabilities	17	45
Total accounts payable and other liabilities	$3,917	$4,101
(1) See Note 31, Related Parties, for further discussion
(2)See Note 15, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

NOTE 17. EQUITY
Prior to the Privatization, the partnership’s capital structure was comprised of seven classes of partnership units: GP Units, LP Units, REUs, special limited partnership units of the operating partnership (“Special LP Units”), Exchange LP Units, FV LTIP units of the operating partnership (“FV LTIP Units”) and BPYU Units. In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”).

Refer to Note 3, Privatization of the Partnership for discussion of the impacts of the privatization to the partnership’s equity structure.

a)General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Sep. 30, 2021	Dec. 31, 2020	Sep. 30, 2021	Dec. 31, 2020
Outstanding, beginning of period	139	139	435,980	439,802
Exchange LP Units exchanged		—	128	169
BPYU Units exchanged	—		8,922	11,580
Distribution Reinvestment Program	—	—	123	998
Issued under unit-based compensation plan	—	—	112	—
Privatization	—	—	(146,278)	—
LP Units issued	—	—	—	59,497
Repurchase of LP Units	—	—	—	(76,066)
Outstanding, end of period	139	139	298,987	435,980

b)Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 508,479,599 and 451,365,017 Redeemable/Exchangeable Partnership Units outstanding at September 30, 2021 and December 31, 2020, respectively.

Special limited partnership units
Brookfield Property Special L.P. is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at September 30, 2021 and December 31, 2020.

c)Limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”)
The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Sep. 30, 2021	Dec. 31, 2020
Outstanding, beginning of period	2,714	2,883
Exchange LP Units exchanged(1)	(128)	(169)
Privatization	(2,586)	—
Outstanding, end of period	—	2,714
(1)Exchange LP Units that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)FV LTIP Units
The operating partnership issued FV LTIP Units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants in the third quarter of 2019. Each FV LTIP unit will vest over a period of five years and is redeemable for cash payment. There were 1,818,717 and 1,899,661 FV LTIP Units outstanding at September 30, 2021 and December 31, 2020, respectively.

e)Class A stock of Brookfield Property REIT Inc.
The following table presents changes to the BPYU Units from the beginning of the year:

	Class A stock of Brookfield Property REIT Inc.
(Thousands of units)	Sep. 30, 2021	Dec. 31, 2020
Outstanding, beginning of period	39,127	64,025
BPYU Units exchanged(1)	(8,922)	(11,580)
Repurchases of BPYU Units	(842)	(13,396)
BPYU Units vested	377	84
Privatization	(29,734)	—
Forfeitures	(6)	(6)
Outstanding, end of period	—	39,127
(1)Represents BPYU Units that have been exchanged for LP Units. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of BPYU Units.

f)Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At September 30, 2021, Preferred Equity Units had a total carrying value of $699 million (December 31, 2020 - $699 million).

g)Distributions
Distributions made to each class of partnership units, including units of subsidiaries that were exchangeable into LP Units, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit information)	2021	2020	2021	2020
Limited Partners	$114	$146	$259	$437
Holders of:
Redeemable/Exchangeable Partnership Units	181	143	331	430
Special LP Units	1	2	3	5
Exchange LP Units	—	1	1	3
FV LTIP Units	—	1	1	2
BPYU Units	—	15	13	55
Total	$296	$308	$608	$932
Per unit(1)	$0.3800	$0.3325	$0.7125	$0.9975
(1)Per unit outstanding on the distribution record date.

NOTE 18. NON-CONTROLLING INTERESTS
Non-controlling interests consisted of the following:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$14,668	$12,249
Exchange LP Units(1)	—	73
FV LTIP Units(1)	53	52
BPYU Units(1)	—	1,050
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	1,015	15
Preferred equity of subsidiaries	2,748	3,000
Non-controlling interests in subsidiaries and properties	14,970	12,672
Total interests of others in operating subsidiaries and properties	18,733	15,687
Total non-controlling interests	$33,454	$29,111
(1)Prior to the Privatization, units within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units and Exchange LP Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Condensed Consolidated Statement of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Sep. 30, 2021	Dec. 31, 2020	Sep. 30, 2021	Dec. 31, 2020
BPO(1)	Canada	—%	—%	$5,023	$4,758
BPY Subsidiary Holding Entities(2)	Bermuda	—%	—%	3,990	716
BPR Retail Holdings LLC(3)	United States	—%	—%	1,276	1,537
BSREP II PBSA Ltd.(4)	Bermuda	75%	75%	1,097	961
BSREP II Korea Office Holdings Pte. Ltd.(4)	United Kingdom	78%	78%	720	627
BSREP II MH Holdings LLC(4)	United States	74%	74%	717	998
Brookfield India Real Estate Trust(4)(5)	India	82%	—%	708	—
BSREP CARS Sub-Pooling LLC(4)	United States	74%	74%	668	889
Center Parcs UK(4)	United States	73%	73%	599	550
Brookfield Fairfield Multifamily Value Add Fund III LP(4)	United States	70%	70%	449	365
BSREP II Aries Pooling LLC(4)	United States	74%	74%	366	425
BSREP II Retail Upper Pooling LLC(4)	South Korea	50%	50%	366	423
Hospitality Investors Trust Inc.	United States	74%	74%	350	330
BSREP India Office Holdings Pte. Ltd.(4)	United States	67%	67%	55	323
Other	Various	33% - 77%	33% - 76%	2,349	2,785
Total				$18,733	$15,687
(1)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(2)Includes non-controlling interests in various corporate entities of the partnership
(3)Includes non-controlling interests in BPYU subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.
(5)In the first quarter of 2021, Brookfield Strategic Real Estate Partners I (“BSREP I”) and Brookfield Strategic Real Estate Partners II (“BSREP II”) co-sponsored the launch of the Brookfield India Real Estate Trust (“India REIT”) initial public offering. The India REIT was seeded with three assets from an investment in BSREP I and an asset from an investment in BSREP II. BSREP I and BSREP II have an approximate 54% controlling interest in the India REIT. The partnership continues to consolidate its investment in the assets seeded into the India REIT, as the partnership retains a controlling interest via its investment in BSREP I and BSREP II.

NOTE 19. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Base rent	$862	$882	$2,580	$2,671
Straight-line rent	4	31	29	72
Lease termination	9	6	54	17
Other lease income(1)	156	204	460	561
Other revenue from tenants(2)	241	247	718	754
Total commercial property revenue	$1,272	$1,370	$3,841	$4,075
(1)Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.
(2)Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

As a result of the shutdown, certain of the partnership’s tenants, primarily in the Core Retail segment, requested rental assistance, in the form of either a deferral or rent reduction. Lease concessions granted in response to the shutdown are accounted for as a lease modification and are recognized prospectively over the remaining lease term when they become legally enforceable. In the current period, the partnership granted abatements of $68 million for the nine months ended September 30, 2021, primarily related to prior year rents in response to tenants impacted by the shutdown.

NOTE 20. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Room, food and beverage	$363	$148	$581	$466
Gaming, and other leisure activities	45	27	70	95
Other hospitality revenue	9	—	21	30
Total hospitality revenue	$417	$175	$672	$591

NOTE 21. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Investment income	$39	$20	$113	$67
Fee revenue	75	56	194	169
Dividend income	10	2	69	38
Interest income and other	7	12	26	32
Other	1	1	16	1
Total investment and other revenue	$132	$91	$418	$307

NOTE 22. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Property maintenance	$174	$176	$528	$512
Real estate taxes	145	156	454	464
Employee compensation and benefits	41	39	119	119
Lease expense(1)	3	3	9	11
Other(2)	104	169	317	362
Total direct commercial property expense	$467	$543	$1,427	$1,468
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.
(2)For the three and nine months ended September 30, 2021, the partnership recorded a loss allowance in commercial property operating expense of $8 million and $33 million (2020 - $56 million and $93 million), respectively.

NOTE 23. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Employee compensation and benefits	$57	$31	$103	$157
Cost of food, beverage, and retail goods sold	55	36	100	116
Maintenance and utilities	30	33	68	90
Marketing and advertising	5	3	17	26
Other	72	31	124	141
Total direct hospitality expense	$219	$134	$412	$530

NOTE 24. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Depreciation and amortization of real estate assets	$57	$65	$148	$200
Depreciation and amortization of non-real estate assets(1)	30	18	75	53
Total depreciation and amortization	$87	$83	$223	$253
(1)For the three and nine months ended September 30, 2021, included $2 million and $6 million (2020 - $2 million and $7 million) of depreciation expense relating to right-of-use property, plant and equipment.

NOTE 25. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Employee compensation and benefits	$87	$95	$262	$292
Management fees	58	28	164	76
Transaction costs	14	7	43	14
Other	76	75	222	214
Total general and administrative expense	$235	$205	$691	$596

NOTE 26. FAIR VALUE GAINS (LOSSES), NET
The components of fair value gains (losses), net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Commercial properties	$(142)	$(263)	$741	$(1,259)
Commercial developments	34	3	163	185
Incentive fees(1)	(28)	—	(35)	(7)
Financial instruments and other(2)	186	104	319	(188)
Total fair values gains (losses), net	$50	$(156)	$1,188	$(1,269)
(1)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(2)For the three and nine months ended September 30, 2021, primarily includes fair value gains on financial instruments.

NOTE 27. UNIT-BASED COMPENSATION
In connection with the Privatization, the partnership settled the BPY Unit Option Plan for cash and replaced certain other unit-based compensation plans with new plans for BAM shares. The cash payment and the incremental fair value granted under the new plans are accounted for as part of the consideration for Privatization, which resulted in $7 million of expense.

During the three and nine months ended September 30, 2021, the partnership incurred $9 million and $18 million (2020 - $8 million and $20 million), respectively, of expense in connection with its unit-based compensation plans.

a)BPY Unit Option Plan
There were no BPY Awards granted during the period ended September 30, 2021. In connection with the Privatization, the awards provided for under the BPY Unit Option Plan, whether vested or unvested, were exchanged for a cash payment equal to the in the money value in accordance with their terms. The cash payment for the cancellation of these awards did not have a material impact to the consolidated financial statements of the partnership.

i.Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards at September 30, 2021 and December 31, 2020 is as follows:

	Sep. 30, 2021		Dec. 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	18,633,094	$20.56	19,915,189	$20.58
Granted	—	—	—	—
Exercised	(1,730,200)	17.43	—	—
Privatization	(16,535,793)	20.87	—	—
Expired/forfeited	(367,101)	21.23	(1,282,095)	20.87
Outstanding, end of period	—	—	18,633,094	20.56
Exercisable, end of period	—	$—	18,614,344	$20.56

ii.Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards at September 30, 2021 and December 31, 2020 is as follows:

	Sep. 30, 2021		Dec. 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	573,690	$21.75	603,891	$21.55
Granted	—	—	—	—
Exercised	—	—	—	—
Privatization	(573,690)	21.75	—	—
Expired/forfeited	—	—	(30,201)	18.09
Outstanding, end of period	—	—	573,690	21.75
Exercisable, end of period	—	—	573,690	$21.75

b)Restricted BPY LP Unit Plan
In connection with the Privatization, the unvested awards provided for under the Restricted BPY LP Unit Plan were transferred to BAM in exchange for BAM shares at a ratio of 0.4006 BAM share for each BPY Unit. Such new awards are subject to the same terms and conditions as the previous awards. The vested awards received the same consideration for their LP Units as the other unitholders.

As of September 30, 2021, there were nil Restricted Units outstanding (December 31, 2020 - 523,573 with a weighted average exercise price of $19.87).

c)Restricted BPY LP Unit Plan (Canada)
In connection with the Privatization, the unvested awards provided for under the Restricted BPY LP Unit Plan (Canada) were transferred to BAM in exchange for BAM shares at a ratio of 0.4006 BAM share for each BPY Unit. Such new awards are subject to the same terms and conditions as the previous awards. The vested awards received the same consideration for their LP Units as the other unitholders.

As of September 30, 2021, there were nil Canadian Restricted Units outstanding (December 31, 2020 - 482,464 with a weighted average C$25.38).

d)Restricted BPYU Unit Plan
In connection with the Privatization, the unvested awards provided for under the Restricted BPYU Unit Plan were transferred to BAM in exchange for BAM shares at a ratio of 0.4006 BAM share for each BPYU Unit. Such new awards are subject to the same terms and conditions as the previous awards. The vested awards received the same consideration for their BPYU Units as the other BPYU unitholders.

As of September 30, 2021, there were nil Restricted BPYU Units outstanding (December 31, 2020 - 1,808,765 with a weighted average exercise price of $18.82).

e)BPY FV LTIP Unit Plan
The operating partnership issued FV LTIP Units to certain participants. Each FV LTIP Unit will vest over a period of five years and is redeemable for a cash payment subject to a conversion adjustment. The BPY FV LTIP Unit Plan was not impacted by the Privatization.

As of September 30, 2021, the total number of FV LTIP Units was 1,818,717 (December 31, 2020 - 1,899,661) with a weighted average exercise price of $19.13 (December 31, 2020 -$19.12).

f)Deferred Share Unit Plan
At September 30, 2021, BPO had nil deferred share units (December 31, 2020 - 267,534) outstanding and vested. In connection with the Privatization, the awards provided for under the Deferred Share Unit Plan were transferred to BAM in exchange for BAM shares at a ratio of 0.4006 BAM share for each Deferred Share Unit. Such new awards are subject to the same terms and conditions as the previous awards.

g)GGP LTIP Plans
In connection with the 2018 GGP Inc. acquisition, the partnership issued options under the Brookfield Property Partners BPY Unit Option Plan (GGP) (“GGP Options”) and BPY AO LTIP Units of the operating partnership (“AO LTIP Options”) to certain participants. In connection with the Privatization, in-the-money options were cashed out and out-of-the-money options were cancelled related to both GGP LTIP plans.

As of September 30, 2021, there were nil GGP Options outstanding (December 31, 2020 - 136,662 with a weighted average exercise price of $26.05).

As of September 30, 2021, there were nil AO LTIP Options outstanding (December 31, 2020 - 1,079,069 with a weighted average exercise price of $22.54).

NOTE 28. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation gains (losses) in respect of foreign operations	$(471)	$396	$(468)	$(628)
Reclassification of realized foreign currency translation gains to net income on dispositions of foreign operations	1	—	26	—
Gains on hedges of net investments in foreign operations, net of income taxes for the three and nine months ended Sep. 30, 2021 of nil and nil (2020 – nil and nil)	168	(43)	165	728
	(302)	353	(277)	100
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sep. 30, 2021 of $(3) million and $(11) million (2020 – $(2) million and $(8) million)	(36)	68	59	(9)
	(36)	68	59	(9)
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	—	1	(1)	2
Gains (losses) on derivatives designated as cash flow hedges	9	7	37	(72)
	9	8	36	(70)
Items that will not be reclassified to net income:
Unrealized gains on securities - FVTOCI, net of income taxes for the three and nine months ended Sep. 30, 2021 of $5 million and $(8) million (2020 – $(4) million and $26 million)	6	6	4	31
Share of revaluation (deficit) on equity accounted investments	—	(14)	(1)	(231)
Net remeasurement (losses) on defined benefit obligations	—	—	—	(1)
Revaluation (deficit), net of income taxes for the three and nine months ended Sep. 30, 2021 of $(6) million and $(105) million (2020 – $1 million and $(37) million)	(6)	(13)	(105)	(268)
	—	(21)	(102)	(469)
Total other comprehensive income (loss)	$(329)	$408	$(284)	$(448)

NOTE 29. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as dispositions, acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion BSREP I fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of September 30, 2021, there remained approximately $150 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of September 30, 2021, there remained approximately $785 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of September 30, 2021, there remained approximately $175 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close on the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of September 30, 2021, there remained approximately $140 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion third BSREP fund to which the partnership had committed $1.0 billion. As of September 30, 2021, there remained approximately $411 million of uncontributed capital commitments.

In October of 2020, Brookfield Asset Management announced the final close on the €619 million ($734 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($119 million). As of September 30, 2021, there remained approximately €44 million ($52 million) of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 30. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2020. Please refer to Note 33, Financial Instruments in the December 31, 2020 annual report on Form 20-F for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2021 and December 31, 2020:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2021	Interest rate caps of US$ LIBOR debt	$9,673	2.5% - 5.0%	Oct. 2021 - Jun. 2024	$—
	Interest rate swaps of US$ LIBOR debt	2,380	1.0% - 2.6%	Nov. 2022 - Feb. 2024	(79)
	Interest rate caps of £ LIBOR debt	3,186	2.0% - 2.5%	Oct. 2021 - Dec. 2023	—
	Interest rate caps of £ SONIA debt	459	1.0%	Mar. 2025	2
	Interest rate caps of € EURIBOR debt	104	1.3%	Apr. 2022	—
	Interest rate caps of C$ LIBOR debt	240	2.0%	Oct. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	420	0.8% - 1.6%	Apr. 2023 - Apr. 2024	(6)
Dec. 31, 2020	Interest rate caps of US$ LIBOR debt	$8,371	2.5% - 5.5%	May 2021 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,380	1.0% -2.6%	Nov. 2022 - Feb. 2024	(112)
	Interest rate caps of £ LIBOR debt	3,198	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate caps of € EURIBOR debt	119	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	189	3.0%	Oct. 2021 - Oct. 2022	—
	Interest rate swaps of A$ BBSW/BBSY debt	447	0.8% - 1.6%	Apr. 2023 - Apr. 2024	(11)

For the three and nine months ended September 30, 2021, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil and nil (2020 - nil and nil).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2021 and December 31, 2020:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2021	Net investment hedges		€131	€2.77/$ - €2.79/$	Jul. 2022	$4
	Net investment hedges		£2,607	£2.16/$ - £2.32/$	Dec. 2021 - Dec. 2022	48
	Net investment hedges	A$	753	A$2.59/$ - A$2.74/$	Dec. 2021 - Jul. 2022	—
	Net investment hedges	C¥	1,068	C¥13.42/ - ¥13.71/$	Jun. 2022 - Jun. 2023	—
	Net investment hedges	C$	108	C$1.23/$ - C$1.28/$	Mar. 2023 - Mar. 2024	2
	Net investment hedges	R$	1,000	R$5.87/$ - R$5.95/$	May 2023	8
	Net investment hedges	₩	720,095	₩1,158.90/$ - ₩1,165.75/$	Jun. 2022 - Jun. 2023	14
	Net investment hedges	Rs	73,955	Rs152.70/ - Rs172.6/$	Jan. 2022 - Jul. 2024	(17)
	Net investment hedges		£90	£2.20/$ - £2.28/$	Apr. 2022	—
	Cross currency swaps of C$ LIBOR debt	C$	2,400	C$1.29/$ - C$1.38/$	Oct. 2021 - Jan. 2027	61
Dec. 31, 2020	Net investment hedges		€—	€0.87/$ - €0.88/$	Sep. 2021 - Sep. 2021	$1
	Net investment hedges		£201	£0.50/$ - £1.08/$	Mar. 2021 - Dec. 2021	5
	Net investment hedges	A$	240	A$1.34/$ - A$1.52/$	Jun. 2021 - Dec. 2021	3
	Net investment hedges	C¥	813	C¥4.02/$ - C¥7.43/$	Mar. 2021 - Sep. 2021	(11)
	Net investment hedges	R$	620	R$5.20/$ - R$5.20/$	Mar. 2021 - Mar. 2021	(3)
	Net investment hedges	₩	720,095	₩914.84/$ - ₩1,169.58/$	Mar. 2021 - Jun. 2022	(54)
	Net investment hedges	Rs	4,703	Rs76.28/$	Jun. 2021	(2)
	Net investment hedges		£90	£0.89/€ - £0.93/€	Apr. 2021 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	2,400	C$0.81/$ - C$1.70/$	Oct. 2021 - Jan. 2027	66

For the three and nine months ended September 30, 2021 and 2020, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2021 and December 31, 2020:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2021	Interest rate caps	$3,236	3.5% - 6.0%	Oct. 2021 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,210	3.1% - 6.4%	Nov. 2021 - Jun. 2033	(245)
	Interest rate swaps of US$ debt	1,518	0.8% - 5.1%	Nov. 2022 - Mar. 2024	(18)
	Embedded derivative	—	0.0%	Aug. 2025 - Aug. 2026	—
Dec. 31, 2020	Interest rate caps	$3,560	3.0% - 5.0%	Jan. 2021 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	2.7% - 6.4%	Mar. 2021 - Jun. 2030	(308)
	Interest rate swaps of US$ debt	1,746	0.8% - 5.1%	Jun. 2021 - Mar. 2024	(32)
	Interest rate swaptions	350	2.0%	Mar. 2031 - Mar. 2031	—

For the three and nine months ended September 30, 2021, the partnership recognized fair value losses, net of nil and $3 million (2020 - gains of $2 million and losses of $52 million), respectively, related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Sep. 30, 2021		Dec. 31, 2020
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$267	$267	$216	$216
Other non-current assets
Securities - FVTPL	FVTPL	2,005	2,005	1,612	1,612
Derivative assets	FVTPL	147	147	72	72
Securities - FVTOCI	FVTOCI	95	95	86	86
Restricted cash	Amortized cost	352	352	241	241
Current assets
Securities - FVTPL	FVTPL	—	—	107	107
Derivative assets	FVTPL	55	55	164	164
Accounts receivable(1)	Amortized cost	616	616	758	674
Restricted cash	Amortized cost	392	392	292	292
Cash and cash equivalents	Amortized cost	2,138	2,138	2,473	2,473
Total financial assets		$6,067	$6,067	$6,021	$5,937
Financial liabilities
Debt obligations(2)	Amortized cost	$55,410	$55,654	$54,717	$54,897
Capital securities	Amortized cost	2,417	2,417	2,170	2,170
Capital securities - fund subsidiaries	FVTPL	840	840	863	863
Other non-current liabilities
Accounts payable	Amortized cost	518	518	437	437
Derivative liabilities	FVTPL	258	258	272	272
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	2,243	2,243	2,110	2,110
Loans and notes payable	Amortized cost	1,143	1,143	1,062	1,062
Derivative liabilities	FVTPL	130	130	416	416
Total financial liabilities		$62,959	$63,203	$62,047	$62,227
(1)Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $124 million and $5 million as of September 30, 2021 and December 31, 2020, respectively.
(2)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $100 million and $380 million as of September 30, 2021 and December 31, 2020, respectively.
(3)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $182 million and $16 million as of September 30, 2021 and December 31, 2020, respectively.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2021				Dec. 31, 2020
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	$19	$175	$1,811	$2,005	$—	$123	$1,596	$1,719
Securities - FVTOCI	—	—	95	95	—	—	86	86
Derivative assets	—	202	—	202	—	236	—	236
Total financial assets	$19	$377	$1,906	$2,302	$—	$359	$1,682	$2,041

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$840	$840	$—	$—	$863	$863
Derivative liabilities	—	388	—	388	—	688	—	688
Total financial liabilities	$—	$388	$840	$1,228	$—	$688	$863	$1,551

During the period, the partnership transferred its preferred shares in an operating company from Level 3 to Level 1, as the operating company underwent an initial public offering. The carrying value of the investment at September 30, 2021 is $19 million. There were no transfers between levels for the year ended December 31, 2020.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of September 30, 2021 and December 31, 2020:

	Sep. 30, 2021		Dec. 31, 2020
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$1,682	$863	$1,371	$922
Acquisitions	489	11	324	—
Dispositions	(54)	—	(10)	—
Fair value gains, net and OCI	242	(34)	(3)	(59)
Other(1)	(453)	—	—	—
Balance, end of period	$1,906	$840	$1,682	$863
(1) Includes the impact of consolidation of Hospitality Investors Trust in the current period. Refer to Note 6, Property, Plant and Equipment for further information.

NOTE 31. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, which was amended in connection with the Privatization, the partnership pays a base management fee (“base management fee”), to the service providers. For the three months ended September 30, 2021, the base management fee was calculated one quarter in arrears based on the equity attributable to Unitholders of the Core Office, Core Retail and Corporate segments. Prior to the Privatization, the partnership paid a base management fee equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments (“equity enhancement adjustment”). For the three and nine months ended September 30, 2021, the partnership paid a base management fee of $46 million and $134 million, respectively (2020 - $19 million and $37 million).

In connection with the issuance of preferred equity units of the operating partnership to a third party in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of preferred equity units from the holder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for preferred equity units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

On September 13, 2021, the partnership issued approximately 34 million Redeemable/Exchangeable Partnership Units and non-voting perpetual preferred shares of two of the partnership’s subsidiary holding entities to affiliates of Brookfield Asset Management for aggregate consideration of $2 billion.

On July 26, 2021, Brookfield Asset Management completed its previously announced acquisition of all of the LP units of BPY it did not previously own. Cash consideration was funded to the partnership by BAM in exchange for approximately $2.5 billion of Canholdco Class B Common Shares, which is accounted for as non-controlling interests by BPY, with the remainder for New LP Preferred Units. For the three and nine months ended September 30, 2021, distributions of $328 million were paid to BAM related to the Canholdco Class B Common Shares. Refer to Note 3, Privatization of the Partnership, for further detail.

On June 29, 2021, Brookfield Premier Real Estate Partners Australia acquired Brookfield Place Sydney from BSREP I for approximately $153 million.

During the year ended December 31, 2020, we issued 9,416,816 LP Units at $11.36 per unit, 2,696,841 LP Units at $12.00 per unit, 5,967,063 LP Units at $12.65 per unit, 13,392,277 LP Units at $13.92 per unit, and 18,715,912 Redeemable/Exchangeable Partnership Units at $12.00 per unit to Brookfield Asset Management.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(447)	(91)
Loans and notes receivable	178	50
Receivables and other assets	67	59
Deposit payable to Brookfield Asset Management(1)	(803)	(754)
Property-specific debt obligations	(129)	—
Loans and notes payable and other liabilities	(476)	(313)
Preferred shares held by Brookfield Asset Management	(1,015)	(15)
Brookfield Asset Management interest in Canholdco	(2,230)	—
(1)As of September 30, 2021, a $803 million on-demand deposit was payable to Brookfield Asset Management, provided for in the deposit agreement between the partnership and Brookfield Asset Management. The deposit limit was increased to $3.0 billion in the second quarter of 2021.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
Transactions with related parties:
Commercial property revenue(1)	$9	$8	$26	$23
Management fee income	10	1	23	26
Interest expense on debt obligations	5	6	20	15
General and administrative expense(2)	68	39	197	112
Construction costs(3)	42	144	139	372
Distributions on Brookfield Asset Management’s interest in Canholdco	328	—	328	—
Incentive fees	13	—	35	7
(1)Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, and administrative services.
(3)Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

NOTE 32. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

In connection with the Privatization (refer to Note 3, Privatization of the Partnership for further information), the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities. The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity. Refer to Note 33, New LP Preferred Units Guarantee, for further information.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc. and the holding entities:

(US$ Millions) For the three months ended Sep. 30, 2021	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$927	$28	$—	$24	$36	$136	$14	$656	$1,821
Net income attributable to unitholders(1)	32	243	102	—	45	28	71	10	(460)	71
For the three months ended Sep. 30, 2020
Revenue	$—	$38	$40	$—	$18	$—	$226	$3	$1,311	$1,636
Net income attributable to unitholders(1)	(114)	142	13	—	(23)	—	(229)	52	(70)	(229)
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) For the nine months ended Sep. 30, 2021	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$1,018	$218	$—	$65	$36	$406	$250	$2,938	$4,931
Net income attributable to unitholders(1)	318	665	496	—	(5)	28	656	247	(1,749)	656
For the nine months ended Sep. 30, 2020
Revenue	$—	$112	$122	$—	$48	$—	$612	$7	$4,072	$4,973
Net income attributable to unitholders(1)	(985)	135	(77)	—	40	—	(1,968)	36	851	(1,968)
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Sep. 30, 2021	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$735	$115	$—	$1,815	$2,952	$6,583	$178	$(8,305)	$4,073
Non-current assets	10,819	30,739	24,069	—	440	—	39,784	2,338	(3,521)	104,668
Assets held for sale	—	—	—	—	—	—	—	—	1,407	1,407
Current liabilities	—	2,883	1,052	—	503	—	8,166	877	1,220	14,701
Non-current liabilities	—	4,556	4,451	—	1,753	474	14,235	903	26,094	52,466
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	282	282
Preferred equity	699	—	—	—	—	—	—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,839	—	—	—	—	—	15,894	18,733
Equity attributable to unitholders(1)	$10,120	$24,035	$15,842	$—	$(1)	$2,478	$23,966	$736	$(53,909)	$23,267
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2020	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$545	$171	$—	$1,457	$—	$8,780	$196	$(6,728)	$4,421
Non-current assets	12,628	30,137	23,542	—	438	—	38,142	2,227	(4,172)	102,942
Assets held for sale	—	—	—	—	—	—	—	—	588	588
Current liabilities	—	3,595	678	—	336	—	7,587	1,356	4,272	17,824
Non-current liabilities	—	4,542	5,270	—	1,571	—	13,499	531	22,795	48,208
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	396	396
Preferred equity	699	—	—	—	—	—	—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,686	—	—	—	—	—	13,001	15,687
Equity attributable to unitholders(1)	$11,929	$22,545	$15,079	$—	$(12)	$—	$25,836	$536	$(50,776)	$25,137
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 33. NEW LP PREFERRED UNITS GUARANTEE
New LP was created in connection with the Privatization in order to issue New LP Preferred Units. New LP, including the New LP Preferred Units, is guaranteed by the partnership and several holding entities of the partnership. The New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed, and such guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

The following tables present consolidated summary financial information for the New LP guarantor entities:

(US$ Millions) For the three months ended Sep. 30, 2021	Combined Guarantor entities
Revenue	$—
Revenue - from non-guarantor subsidiaries	124
Dividend income - from non-guarantor subsidiaries	30
Operating profit	24
Net income	37

(US$ Millions) For the nine months ended Sep. 30, 2021	Combined Guarantor entities
Revenue	$2
Revenue - from non-guarantor subsidiaries	364
Dividend income - from non-guarantor subsidiaries	293
Operating profit	298
Net income	316

Total revenue of the partnership and its controlled subsidiaries for the three and nine months ended Sep. 30, 2021 was $1,821 million and $4,931 million, respectively.

(US$ Millions) As at Sep. 30, 2021	Combined Guarantor entities
Current assets	$94
Current assets - due from non-guarantor subsidiaries	9,098
Long-term assets	58
Long-term assets - due from non-guarantor subsidiaries	29
Current liabilities	145
Current liabilities - due to related parties	836
Current liabilities - due to non-guarantor subsidiaries	6,942
Long-term liabilities	2,714
Long-term liabilities - due to non-guarantor subsidiaries	10,597
Preferred equity and capital securities	2,870
Non-controlling interests	2,234

Total assets of the partnership and its controlled subsidiaries for the period ended Sep. 30, 2021 were $110,148 million.

NOTE 34. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM and investors. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and nine months ended September 30, 2021 and 2020:

(US$ Millions)	Total revenue		FFO
Three months ended Sep. 30,	2021	2020	2021	2020
Core Office	$549	$505	$153	$132
Core Retail	380	424	115	90
LP Investments	892	705	59	13
Corporate	—	2	(161)	(101)
Total	$1,821	$1,636	$166	$134

(US$ Millions)	Total revenue		FFO
Nine months ended Sep. 30,	2021	2020	2021	2020
Core Office	$1,618	$1,529	$407	$368
Core Retail	1,116	1,238	313	425
LP Investments	2,194	2,200	93	51
Corporate	3	6	(416)	(266)
Total	$4,931	$4,973	$397	$578

The following summaries presents the detail of total revenue from the partnership’s operating segments for the three and nine months ended September 30, 2021 and 2020:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2021
Core Office	$350	$116	$2	$81	$549
Core Retail	279	65	—	36	380
LP Investments	402	60	415	15	892
Corporate	—	—	—	—	—
Total	$1,031	$241	$417	$132	$1,821

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2020
Core Office	$358	$106	$—	$41	$505
Core Retail	318	76	—	30	424
LP Investments	447	65	175	18	705
Corporate	—	—	—	2	2
Total	$1,123	$247	$175	$91	$1,636

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2021
Core Office	$1,084	$341	$5	$188	$1,618
Core Retail	817	197	—	102	1,116
LP Investments	1,222	180	667	125	2,194
Corporate	—	—	—	3	3
Total	$3,123	$718	$672	$418	$4,931

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2020
Core Office	$1,073	$327	$5	$124	$1,529
Core Retail	887	224	—	127	1,238
LP Investments	1,361	203	586	50	2,200
Corporate	—	—	—	6	6
Total	$3,321	$754	$591	$307	$4,973

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of September 30, 2021 and December 31, 2020:

	Total assets		Total liabilities
(US$ Millions)	Sep. 30, 2021	Dec. 31, 2020	Sep. 30, 2021	Dec. 31, 2020
Core Office	$37,791	$36,547	$17,697	$17,439
Core Retail	30,686	31,466	14,588	17,429
LP Investments	41,318	39,609	27,218	25,076
Corporate	353	329	7,946	6,484
Total	$110,148	$107,951	$67,449	$66,428

The following summary presents a reconciliation of FFO to net income for the three and nine months ended September 30, 2021 and 2020:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2021	2020	2021	2020
FFO(1)	$166	$134	$397	$578
Depreciation and amortization of real estate assets	(57)	(65)	(148)	(200)
Fair value gains, net	50	(156)	1,188	(1,269)
Share of equity accounted income - non-FFO	109	(75)	290	(1,233)
Income tax expense	(100)	(79)	(292)	(192)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(97)	12	(779)	348
Net income (loss) attributable to unitholders(2)	71	(229)	656	(1,968)
Non-controlling interests of others in operating subsidiaries and properties	329	94	1,161	(52)
Net income (loss)	$400	$(135)	$1,817	$(2,020)
(1)FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 35. SUBSEQUENT EVENTS

On October 12, 2021, a subsidiary of the partnership issued 4.00% medium term notes (unsecured), due September 30, 2026 for proceeds, net of fees, of C$496 million.

On October 19, 2021, the partnership repaid C$400 million of three-year notes, which carried an interest rate of 4.115%. Concurrently, the partnership also paid approximately C$8 million of accrued interest thereon.